April 8, 2011

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StoneMor Partners L.P.

Item 4.02 Form 8-K

Filed March 30, 2011

File No. 000-50910

Dear Mr. Spirgel:

StoneMor Partners L.P. (the “Company”) submits the following response to the comment raised in the staff’s letter, dated March 30, 2011. In order to facilitate your review, the staff’s comment is followed by the Company’s response below.

Form 8-K

Item 4.02

1.	Based on your disclosure, it appears that you do not intend to amend and restate your previously issued Forms 10-Q for the quarterly periods ended June 30 and September 30, 2010, respectively, or the Form 10-K for the year ended December 31, 2009, but instead reflect the restatements in your Form 10-K for the fiscal year ended December 31, 2010. Please tell us why you decided to not amend and restate the previously issued quarterly and year-end financial statements. In particular, provide us with management’s materiality assessment for each of the misstated interim consolidated financial statements for the quarterly periods ended June 30, 2010 and September 30, 2010 and the consolidated financial statements for the year ended December 31, 2009.

Response:

Because all of the information that would have been restated in an amended 2009 Form 10-K was restated and presented in the 2010 Form 10-K, it is the Company’s view that the filing of the 2010 Form 10-K with presentation and disclosure of the restatement obviated the need to amend the 2009 Form 10-K.

The Company decided to restate its interim financial information for the third quarter of 2010 when it is next presented as comparable prior period information in Form 10-Q for the third quarter of 2011 and not to amend previously filed Form 10-Qs for the second and third quarter of 2009, or the third quarter of 2010.

Larry Spirgel

April 8, 2011

While the Company acknowledges that the errors are quantitatively significant to each of the above referenced affected interim periods, we believe that qualitative factors exist which, taken in combination, make amendment of previously filed Form 10-Qs unnecessary as follows.

The disclosure of effects on the summary interim income statement information which was set forth in the unaudited quarterly results of operations footnote in the 2010 Form 10-K, provides investors with the relevant information necessary to understand the effects of the restatement on each affected quarterly period.

Investors will be provided full restatement presentation and disclosure of the effects on the interim third quarter statements of operations in the Company’s Form 10-Q for the third quarter of 2011.

Given that the 2009 interim financial information is now more than a year old, investors’ need for restated 2009 interim income statement information, beyond the restated summary data provided in the 2010 10-K, is presumptively diminished. Although the errors affected numerous line items and therefore had relatively pervasive effects on the balance sheets of each affected interim period end, such affected 2009 interim balance sheets have effectively been superseded by 2010 interim filings.

The correction affected in the restatement was the deconsolidation of certain long-term cemetery operating agreements that the Company had previously consolidated as variable interest entities. This correction did not affect cash elements of the Company’s GAAP financial presentation and resulted in the removal of a non-cash bargain purchase gain, previously recognized through the application of purchase accounting to those agreements. The bargain purchase gain being removed is, and has always been presented by the Company as, a non-operating, non-cash item.

The Company believes that its investors primarily focus on the Company’s ability to pay cash distributions on common units representing limited partner interests in the Company, and thus investors are not as focused on non-cash elements of the Company’s GAAP financial presentation, which were the subject of the restatement. This assertion is supported and evidenced by the fact that, after the Company issued its press release announcing the restatements on March 28, 2011, the market price of the common units did not go down, but in fact stayed stable and the market price was in fact higher at the close of the market on March 28, 2011. The Company believes this market reaction indicates that investors in the Company’s common units did not consider the non-cash GAAP write-offs of the bargain purchases of the six cemeteries involved to be material. According to our counsel, the market reaction test has been used by the courts to determine the materiality of information presented to the market and the market reaction clearly indicates a lack of materiality of this information to investors.

Larry Spirgel

April 8, 2011

The Company believes that, taken together, the foregoing factors indicate that the restatement disclosure already provided by the Company in its 2010 Form 10-K, together with prospective restatement of third quarter of 2010 financial information in the third quarter 2011 Form 10-Q , will provide users with all the relevant financial information necessary to make informed investment decisions about the Company.

*        *        *         *

In connection with responding to the foregoing comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (215) 826-2800.

Sincerely,

William R. Shane
Executive Vice President and Chief Financial Officer of StoneMor GP LLC, General Partner of StoneMor Partners L.P.

cc:	Joe Cascarano, SEC Staff Accountant